Dimensional

August 21, 2020

Via EDGAR

Anu Dubey
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms.  Dubey:

Re:	Dimensional ETF Trust File Nos. 333-239440 and 811-23580

Dear Ms.  Dubey:

On behalf of Dimensional ETF Trust (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to the Registrant’s initial registration statement (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 25, 2020 pursuant to Section 8 of the Investment Company Act of 1940, as amended (the “1940 Act”), and Section 6 of the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the Dimensional U.S. Core ETF (“U.S. Portfolio”), Dimensional International Core ETF (“International Portfolio”) and Dimensional Emerging Markets Core ETF (“Emerging Markets Portfolio” and each a “Portfolio” and, collectively, the “Portfolios”).

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.  In addition, the Registrant notes that the following revisions will be made to the names of the Portfolios in the corresponding pre-effective amendment to the Registration Statement: “Dimensional US Core Equity Market ETF”, “Dimensional International Core Equity Market ETF” and “Dimensional Emerging ~~Markets~~ Core Equity Market ETF.”  As required by Rule 35d-1 under the 1940 Act, corresponding changes will be made to each Portfolio’s principal investment strategies with respect to its 80% policy.

PROSPECTUS
Cover page

1. Comment.  The second sentence of the fourth paragraph on the cover page states that a shareholder can inform the Portfolio that she/he wishes to continue receiving paper copies of your shareholder reports by contacting her/his financial intermediary. Please disclose how a shareholder who owns shares through the Portfolio can contact the Portfolio to make this request. Also, if an election to continue to receive paper copies of shareholder reports communicated to the

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Portfolio will apply to all funds held with the fund complex, please so state. See, e.g., Item 27(d)(7) of Form N-1A.

Response. The Registrant respectfully declines to revise the disclosure. Shares of the Portfolios are directly sold only to certain financial institutions that have entered into agreements with the Portfolios’ distributor. Since individual investors purchase shares through a broker-dealer/financial intermediary via secondary market transactions, the Registrant believes the disclosure appropriately reflects how an individual investor should make such election.
Prospectus Summary — Fees and Expenses of the Portfolio (pages 1, 5 and 9)

2. Comment.  The first sentence in the section states that the fee table describes the fees and expenses you may pay if you buy and hold shares of the Portfolio. Please insert “or sell” after “hold.”

Response.  The Registrant has revised the disclosure accordingly.

3. Comment.  The second sentence in this section states that you may also incur brokerage commissions when buying or selling shares of the Portfolio, which are not reflected in the Example that follows. Please disclose that these brokerage commissions are also not reflected in the fee table.

Response. The Registrant has revised the disclosure accordingly.

4. Comment.  Please confirm that the any agreements described in footnote ** will be filed as exhibits to the registration statement.

Response.  The Fee Waiver and Expense Assumption Agreements for each Portfolio will be filed as an exhibit with a future pre-effective amendment to the Registration Statement.

5. Comment.  The last sentence preceding the examples states that, although your actual costs may be higher or lower, based on these assumptions your costs would be: . . .”  Please add “whether you redeem or hold your shares” after “costs.”

Response. The Registrant has revised the disclosure accordingly.

Prospectus Summary — Principal Investment Strategies (pages 2, 6 and 10)

6. Comment.  Please disclose each Portfolio’s market capitalization policy used to select equity investments. Please disclose any corresponding risks of such policy in the Principal Risks section. We note there is principal risk disclosure of small company risk but no corresponding principal strategy disclosure.

Response.  The Registrant has revised the disclosure accordingly.

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7. Comment.  The second sentence of the first paragraph of this section states that the Advisor may consider a company’s size, value and/or profitability relative to other eligible companies when making investment decisions for the Portfolio. The first sentence of the second paragraph of this section states that the Advisor may also adjust the representation of an eligible company or exclude a company after considering such factors as free float, momentum, trading strategies, liquidity, size, value, profitability, investment characteristics and other factors that the Advisor determines to be appropriate. Please reconcile these sentences to clarify what the Advisor will consider in investing in eligible companies.

Response.  The Registrant has revised the principal investment strategies to clarify the disclosures noted above.

8. Comment.  The second sentence of the second paragraph of this section states that the Advisor may consider recent changes in assets or book value scaled by assets or book value. Please revise the term “scaled by” in plain English. See Rule 421 under the Securities Act of 1933 (“Securities Act”).

Response. The Registrant has revised the disclosure as follows:

In assessing a company’s investment characteristics, the Advisor ~~may~~ considers ratios such as recent changes in assets divided by total assets ~~or book value scaled by assets or book value~~.

9. Comment.  The first two paragraphs of this section state multiple times that the Advisor “may consider” various factors in selecting investments for the Portfolio. In order to clearly disclose each Portfolio’s principal investment strategy, please revise this disclosure to set forth the factors the Advisor will actually consider in selecting investments for the Portfolio. Please also revise the principal investment strategy disclosure on pages 13 through 16 in the same manner.

Response.  The Registrant has revised the disclosure accordingly.

10. Comment.  The sixth sentence of the first paragraph and the third sentence of the second paragraph each state that the criteria the Advisor uses for assessing certain factors are subject to change from time to time. Please confirm to us that, if the criteria that the Advisor uses for assessing these factors changes, the prospectus will be updated to reflect such changes.

Response.  The Registrant confirms supplementally that the Registrant will update the prospectus to reflect such changes if they have a material impact on a Portfolio’s principal investment strategies.

11. Comment.  The last sentence of the second paragraph of this section states that the Advisor may also adjust the representation in the Portfolio of an eligible company, or exclude a company, that the Adviser believes to be negatively impacted by environmental, social or governance factors (including accounting practices and shareholder rights) to a greater degree relative to other issuers. Please enhance this disclosure briefly in the Prospectus Summary and in

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greater detail in the disclosure of each Portfolio’s principal investment strategies on pages 13 through 16 in response to the following comments:

a.	Revise the disclosure to clarify what it means to “adjust the representation” of an eligible company.
b.
Describe with greater particularity the environmental, social or governance factors that the Advisor will use and the criteria the Advisor will use with respect to each of these factors to determine the issuers that would be negatively impacted. The disclosure should include whether the fund selects investments by reference to, for example an ESG index, a third-party rating organization, a proprietary screen and the factors the screen applies or a combination of the above methods.

c.	Disclose whether the Advisor applies the criteria it uses with respect to environmental, social or governance factors with respect to every investment it makes or only to some of its investments.
d.	Consider whether the Principal Risks section should include an ESG specific risk factor or explain to us why such a risk factor is not appropriate.
 Response.  The Registrant has revised the disclosure accordingly in response to Comments 11(a)-(c).  With respect to Comment 11(d), the Registrant notes that the ESG factor is one of numerous factors that the Advisor considers when evaluating investments for the Portfolios; however, the Registrant does not believe the ESG factor rises to the level of requiring a specific principal risk and, accordingly, respectfully declines to include such disclosure.
12. Comment.  The first sentence of the third paragraph of this section states that the Portfolio may purchase or sell futures contracts or options on futures contracts “to adjust market exposure.” Please revise the disclosure to more clearly describe the purpose of the Portfolio’s investments in futures contracts or options on futures contracts. Also, please disclose whether these futures contracts and options on futures contracts will be part of the investments included in the 80% investment policy of the U.S. Portfolio and Emerging Market Portfolio.

Response.  The Registrant has revised the disclosure to clarify that the Portfolio may purchase or sell futures contracts and options on futures contracts to increase or decrease its market exposure. Further, each Portfolio reserves the right to use derivatives in appropriate circumstances to count towards its 80% policy; however, at this time, the Portfolios are not expected to count derivatives toward their 80% policies.  To the extent a Portfolio includes such investments for purposes of satisfying its 80% policy, the value of the derivatives in which the Portfolio invests will be calculated in the same way that the values of derivatives are calculated when calculating the Portfolio’s net asset value. Derivative instruments are valued at market price (not notional value) and may be fair valued, for purposes of calculating a Portfolio’s net asset value.

13. Comment.  The last sentence of the third paragraph of this section states that the Portfolio does not intend to sell futures contracts to establish short positions in individual securities or to use derivatives for purposes of speculation or leveraging investment returns. Please move this sentence elsewhere as it does not describe a principal strategy. See Instruction 3 to Item 9(b)(1)

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of Form N-1A; General Instruction C.3.(b) to Form N-1A.

Response.  The Registrant has revised the disclosure accordingly.

14. Comment.  The last sentence of this section states that the Portfolio may have a higher degree of portfolio turnover than index funds. Please consider whether a risk factor describing the risks of high portfolio turnover should be added to the Principal Risks section or explain to us why such a risk factor is not appropriate.

Response.  The Registrant supplementally confirms that portfolio turnover is not an appropriate principal risk of the Portfolios.

Prospectus Summary — Principal Investment Strategies (page 2)

15. Comment.  The last sentence of the first paragraph states that the U.S. Portfolio will invest at least 80% of its net assets in securities of U.S. companies. Please disclose how the U.S. Portfolio determines that a company is a U.S. company for purposes of this policy. See Rule 35d- 1(a)(3)(ii) of the 1940 Act.

Response. The Registrant has revised the disclosure to clarify how the U.S. Portfolio determines that a company is a U.S. company for purposes of its 80% policy.

Prospectus Summary — Principal Investment Strategies (page 6)

16. Comment.  The first sentence of this section states that the International Portfolio will invest in securities of non-U.S. companies in countries or regions designated by the Advisor as Approved Markets. Please disclose the Approved Markets and how the Advisor determines which countries or regions are Approved Markets.

Response.  The Registrant has revised the disclosure to list the Approved Markets for the Portfolio in the Prospectus Summary.  Due to the length and level of detail of the information, the Registrant does not believe the disclosure regarding how the Advisor determines which countries or regions are Approved Markets is appropriate for the summarized disclosure included in response to Item 4(a) of Form N-1A; however, the Registrant has incorporated a cross-reference to the more detailed disclosure regarding how the Advisor determines which countries or regions are Approved Markets.

Prospectus Summary — Principal Investment Strategies (page 10)

17. Comment.  The first sentence of this section states that the Emerging Markets Portfolio will invest in securities associated with Approved Markets. Please disclose the Approved Markets and how the Advisor determines which countries are Approved Markets. See e.g., disclosure in first sentence of fourth paragraph on page 15. See also Rule 35d-1(a)(3)(ii).

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Response. As noted above, the Registrant has revised the disclosure to list the Approved Markets for the Portfolio in the Prospectus Summary.  Due to the length and level of detail of the information, the Registrant does not believe the disclosure regarding how the Advisor determines which countries or regions are Approved Markets is appropriate for the summarized disclosure included in response to Item 4(a) of Form N-1A; however, the Registrant has incorporated a cross-reference to the more detailed disclosure regarding how the Advisor determines which countries or regions are Approved Markets.

Prospectus Summary — Principal Risks (pages 2 – 3, 6 – 7 and 10 – 11)

18. Comment.  Please consider how the disclosure, including the principal risks disclosure, should be revised based on how COVID-related events may affect the Portfolio and its investments or explain to us why revised or additional disclosure is not warranted. See Staff Statement, Importance of Delivering Timely and Material Information to Investment Company Investors, April 14, 2020 at https://www.sec.gov/investment/delivering-timely-material-information.

Response. The Registrant discloses risks regarding the COVID-19 pandemic, as well as other general market and geopolitical risks, in the “General Market and Geopolitical Risks” section of the statement of additional information (“SAI”).  The Registrant, however, has further enhanced the disclosure in the “Additional Information on Investment Objectives and Policies” section of the Prospectus to highlight the ongoing risks of COVID-related events.

19. Comment.  Please consider adding a risk factor that describes the risks of new funds.

Response.  The Registrant has revised the disclosure accordingly.

20. Comment.  In light of the disclosure of investments in depository receipts in the Principal Investment Strategies section of the International Portfolio and the Emerging Markets Portfolio, please disclose the risks of investing in depository receipts briefly in the corresponding Principal Risks section of the Prospectus Summary and in more detail (including regarding ADRs, EDRs and GDRs) in the risk disclosure on pages 17 through 20.

Response. The Registrant has revised the disclosure accordingly.

Prospectus Summary — Principal Risks (pages 10 – 12)

21. Comment.  The fourth risk factor in this section sets forth the risks of emerging markets. Please enhance the disclosure of the risks of emerging markets (e.g., risks related to quality and availability of financial information and market closures). See Public Statement, Emerging Market Investments Entail Significant Disclosure, Financial Reporting and Other Risks; Remedies are Limited (April 21, 2020) at https://www.sec.gov/news/public-statement/emerging-market-investments-disclosure-reporting.

Response. The Registrant believes the Prospectus Summary appropriately summarizes the

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risk of investing in emerging markets in the “Emerging Markets” Risk; however, the Registrant has revised to disclosure in the “Additional Information on Investment Objectives and Policies—Additional Information Regarding Investment Risks” section of the Prospectus to enhance the risk disclosure regarding investments in emerging markets.

22. Comment.  Please disclose the risks of investing in China as well as China A Shares briefly in this section of the Prospectus Summary. Please also disclose the risks of investing in China in more detail in the risk disclosure on pages 17 through 20.

Response.  The Registrant believes the Prospectus Summary appropriately summarizes the risk of investing in China within the “Foreign Securities and Currencies” and “Emerging Markets” Risks; however, the Registrant has revised to disclosure in the “Additional Information on Investment Objectives and Policies—Additional Information Regarding Investment Risks” section of the Prospectus to enhance the disclosure regarding the risks of investing in China.

Prospectus Summary — Performance (pages 3, 7 and 12)

23. Comment.  Please tell us the appropriate broad-based securities market index each Portfolio intends to use in its average annual total return table. We may have more comments after reviewing your response.

Response.  The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities market indices to be utilized by the U.S. Portfolio, International Portfolio and Emerging Markets Portfolio are the Russell 3000® Index, MSCI World ex USA Investable Market Index (net dividends) and MSCI Emerging Markets Investable Market Index (net dividends), respectively; however, these are subject to change in the future.

Investment Advisor/Portfolio Management (pages 3, 8 and 12)

24. Comment.  Please delete the word “coordinating” from the sentence introducing the portfolio managers to be consistent with the definition of portfolio manager in Item 5(b) of Form N-1A.

Response.   The Registrant has revised the disclosure accordingly.

25. Comment.  On pages 8 and 12, the disclosure identifies Dimensional Fund Advisors Ltd. and DFA Australia Limited as sub-advisors to the International Portfolio and the Emerging Markets Portfolio. Please disclose all information required regarding the sub-advisors and Sub- Advisory Agreements in the registration statement (e.g., Item 10 of N-1A). Also, please confirm that no employees of the sub-advisors serve as portfolio managers of the International Portfolio or Emerging Markets Portfolio.

Response.  The Registrant has revised the disclosure accordingly. The Registrant supplementally confirms that no employees of the sub-advisors serve as portfolio managers of the International Portfolio or Emerging Markets Portfolio.

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Purchase and Sale of Fund Shares (pages 4, 8 and 12)

26. Comment.  Please consider adding disclosure to this section that an investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase shares of the Portfolio (bid) and the lowest price a seller is willing to accept for shares of the Portfolio (ask) when buying or selling shares in the secondary market (bid-ask spread).

Response. The Registrant has revised the disclosure accordingly.

Additional Information on Investment Objective and Policies

27. Comment.  Disclosure on page 13, under “Investment Terms Used in the Prospectus,” sets forth definitions of some terms the Advisor uses to describe the investment strategies for the Portfolios. As these terms are also used in the Prospectus Summary, please also define these terms where used in the Prospectus Summary.

Response.  The Registrant has revised the disclosure to remove the definitions under “Investment Terms Used in the Prospectus.” In response to several comments addressed above, the Registrant has revised the principal investment strategies of the Portfolios and, accordingly, the definitions are no longer necessary to clarify the principal investment strategies of the Portfolios.

28. Comment.  Much of the disclosure in this section describing the principal investment strategies and principal risks of the Portfolios is identical to the description of the principal investment strategies and principal risks in each Prospectus Summary. The disclosure in this section should provide a more comprehensive discussion of both the principal investment strategies and principal risks that affect a Portfolio’s investments than the summary discussion required in response to Item 4 of Form N-1A. With respect to the identical disclosures, please consider how the disclosure can appropriately expand upon the summary disclosure and revise accordingly. See IM Guidance Update No. 2014-08 (June 2014), “Guidance Regarding Mutual Fund Enhanced Disclosure,” which sets forth the staff’s observations on this issue.

Response.  The Registrant notes that the identical prospectus disclosure provided in the Item 4 and Item 9 sections is provided as context for the additional disclosure included in the Item 9 section.  Further, the Registrant notes that the Item 9 section includes additional disclosure regarding numerous investment strategies and risks that are summarized in Item 4, which have been further enhanced and lengthened in response to comments addressed above.  For example, among others, the revised Item 9 section includes more detailed discussions regarding several investment strategies/factors of the Portfolios, the Advisor’s consideration of approved markets for the International and Emerging Markets Portfolios, and the principal risks of the Portfolios.

29. Comment.  Disclosure in the fourth full paragraph on page 14 states that, under normal market conditions, the International Portfolio intends to invest at least 40% of its assets in three or more non-U.S. countries by investing in securities of companies associated with such countries. Please disclose this statement in the Principal Investment Strategies section of the

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Prospectus Summary.

Response.  The Registrant respectfully declines to include such disclosure in the Prospectus Summary of the International Portfolio.   Since the Portfolio does not intend to invest in the United States, the Registrant believes such disclosure could be confusing to investors if it were included in the Prospectus Summary and is more appropriate for the Item 9 section of the Prospectus.  As noted above, however, the Registrant has included the specific Approved Markets in the Prospectus Summary of the International Portfolio.

30. Comment.  Disclosure in the last paragraph on page 13 states that the U.S. Portfolio may invest in ETFs and similarly structured pooled investments for the purpose of gaining exposure to the U.S. stock market. Disclosure in the last full paragraph on page 15 states that the Emerging Market Portfolio may invest up to 10% of its total assets in shares of other investment companies that invest in one or more Approved Markets. Please disclose in each such location that each of these Portfolios will consider the holdings of other investment companies in which it invests when determining compliance with each Portfolio’s 80% investment policy.

Response. The Registrant has revised the disclosure accordingly.

31. Comment.  Disclosure on pages 13 and 14 states that the U.S. Portfolio and the International Portfolio may invest in ETFs and “similarly structured pooled investments.” Disclosure in the last full paragraph on page 15 states that the Emerging Markets Portfolio may invest up to 10% of its total assets in shares of “other investment companies” that invest in one or more Approved Markets. Please disclose with greater specificity the “similarly structured pooled investments” in which the U.S. Portfolio and International Portfolio may invest. Also, please tell us whether the reference to “similarly structured pooled investments” on pages 13 and 14 and “other investment companies” on page 15 include investment companies that are not registered under the 1940 Act. If so, we may have more comments. If not, please revise the references to only refer to registered investment companies. In addition, in light of these investments, please consider whether the Portfolios should include an “Acquired Fund Fees and Expenses” line item in the fee table. See Instruction 3(f)(i) to Item 3 of Form N-1A.

Response.  The Registrant has revised the disclosure to remove references to similarly structured pooled investments as they will not be principal investment strategies of the Portfolios.  In addition, the Registrant has revised the disclosure to clarify that the Emerging Markets Portfolio will only invest in investment companies that are registered under the 1940 Act. Lastly, the Registrant supplementally confirms that it is aware of the requirement to disclose an “Acquired Fund Fees and Expenses” line item in the fee table pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A. At this time, the Registrant does not anticipate that any Portfolio would require an “Acquired Fund Fees and Expenses” line item pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A.

32. Comment.  Disclosure in the last full paragraph on page 15 states that the Emerging Markets Portfolio may establish a wholly owned subsidiary or a trust for the purpose of investing in local markets. Please respond to the following comments regarding any such wholly owned

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subsidiaries or trusts to be established:
a.	Disclose that the Portfolio will comply with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with any subsidiaries or trusts.
b.
Disclose that each investment adviser to a subsidiary or trust will comply with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Portfolio under Section 2(a)(20) of the 1940 Act. Please confirm that the investment advisory contract between a subsidiary or trust and its investment adviser will be filed as an exhibit to the registration statement.

c.
Disclose that each subsidiary or trust will comply with the 1940 Act provisions relating to affiliated transactions and custody (Section 17) and that the custodian of the subsidiary or trust will be identified in the Trust’s registration statement.

d.
Any of the subsidiary’s or trust’s principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Portfolio will be disclosed as such and a risk factor describing the risks of investing through a subsidiary or trust will be disclosed for the Portfolio.

e.	Confirm to us that the financial statements of each subsidiary or trust will be consolidated with those of the Portfolio.
f.
Confirm in correspondence that (a) the subsidiary’s or trust’s management fee (including any performance fee) will be included in the “Management Fee” line item of the fee table and the subsidiary’s or trust’s expenses will be included in the “Other Expenses” line item of the fee table; (b) if the subsidiary or trust is not organized in the U.S., the subsidiary or trust and its board of directors will agree to designate an agent for service of process in the U.S.; and (c) the subsidiary or trust and its board of directors will agree to inspection by the staff of the subsidiary’s or trust’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

Response. The Registrant has revised the disclosure to remove the reference to a wholly owned subsidiary or a trust.
33. Comment.  On page 16, the first sentence under “Approved Markets” states that the International Portfolio and Emerging Markets Portfolio may invest in the following countries that are designated as Approved Markets. Please change the word “may” to “can” in this sentence.

Response.  The Registrant has revised the disclosure accordingly.

34. Comment.  Disclosure on page 16 under “Approved Markets” identifies the Approved Markets for the Emerging Markets Portfolio. Please explain to us why South Korea is an Approved Market for the Emerging Markets Portfolio, with reference to third party market sources to support your position.

Response. The Registrant supplementally confirms that South Korea is an Approved Market for the Emerging Markets Portfolio, which classification is supported by such country’s

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inclusion in the Portfolio’s anticipated benchmark (i.e., the MSCI Emerging Markets Investable Market Index (net dividends)).

35. Comment.  Disclosure on page 16 states that an International Portfolio will consider for purchase securities that are associated with an Approved Market “and include” the securities specified in items (a) through (g). Please revise the language in this sentence to definitively identify the criteria used to determine the securities that are associated with an Approved Market and remove the language “and include.”

Response. The Registrant has revised the disclosure as follows:

An International Portfolio will consider for purchase securities that are associated with an Approved Market~~, and include~~ (“Approved Market Securities”). Approved Market Securities are: (a) securities of companies that are organized under the laws of, or maintain their principal place of business in, an Approved Market; (b) securities for which the principal trading market is in an Approved Market; (c) securities issued or guaranteed by the government of an Approved Market, its agencies or instrumentalities, or the central bank of such country or territory; (d) securities of companies that derive at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in Approved Markets or have at least 50% of their assets in Approved Markets; (e) ~~equity securities of companies in Approved Markets in the form of depositary shares; (f) securities of pooled investment vehicles that invest primarily in securities of Approved Markets or derivative instruments that derive their value from securities of Approved Markets; or (g)~~ securities included in the Portfolio’s benchmark index, which tracks Approved Markets; or (f) depositary shares  of companies associated with Approved Markets under the criteria above.  Securities of Approved Markets may include securities of companies that have characteristics and business relationships common to companies in other countries or regions. As a result, the value of the securities of such companies may reflect economic and market forces in such other countries or regions as well as in the Approved Markets. The Advisor, however, will select only those companies that, in its view, have sufficiently strong exposure to economic and market forces in Approved Markets with respect to the criteria described above. For example, the Advisor may invest in companies organized and located in the United States or other countries or regions outside of Approved Markets, including companies having their entire production facilities outside of Approved Markets, when such companies meet the criteria discussed above to be considered associated with Approved Markets. The International Portfolios also may obtain exposure to Approved Market Securities by investing in securities of pooled investment vehicles that invest primarily in securities of Approved Markets or derivative instruments that derive their value from securities of Approved Markets.

36. Comment.  Disclosure on page 16 sets forth the criteria used by the Emerging Markets Portfolio to determine that a security is associated with an Approved Market. Please explain to us, and clarify the disclosure regarding, how the criteria set forth in (e), (f) and (g) demonstrate that a security has economic ties to an emerging market country. See Rule 35d-1(a)(3)(i).

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Response. As noted above, the Registrant has revised the disclosure regarding the criteria used by the Advisor to determine if a security is associated with an Approved Market. The Registrant, however, notes that in the adopting release for Rule 35d-1, the Division of Investment Management stated that “[t]he disclosure approach that we are adopting will allow an investment company the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, but expose the company's assets to the economic fortunes and risks of the country or geographic region indicated by its name.”1  The Division further noted that such investments could include a “futures contract traded on a U.S. commodities exchange, which may not meet any of the three proposed criteria but could expose the investment company to the economic fortunes and risks of the geographic region covered by the index.”

The Registrant notes that depositary receipts are generally subject to the same fortunes and risks as the foreign securities that they evidence or into which they may be converted and, accordingly, satisfy the requirement that the investment expose the Emerging Markets Portfolio’s assets to the economic fortunes and risks of emerging markets.  Further, with respect to pooled investment vehicles that invest “primarily” in securities of Approved Markets or derivative instruments that “derive their value” from securities of Approved Markets, such investments similarly expose the Portfolio to the economic fortunes and risks of emerging markets because they derive their value from emerging market securities.  Lastly, with respect to criterion (g), the Emerging Markets Portfolio’s proposed benchmark index is the MSCI Emerging Markets Investable Market Index (net dividends).  Accordingly, similar to the Division’s example of a futures contract providing exposure to a geographic region “covered by the index,” the Portfolio believes securities included in a leading emerging markets index are appropriately characterized as emerging market securities.

37. Comment.  The last complete sentence on page 16 states that the Advisor will select only those companies that, in its view, have sufficiently “strong exposure” to economic and market forces in Approved Markets. Please disclose what “strong exposure” means.

Response.  As noted above, the Registrant has revised the disclosure to clarify the criteria used by the Advisor to determine if a security is associated with an Approved Market.

38. Comment.  The sentence starting on page 16 and continuing on page 17 states that the Advisor may invest in companies organized and located in the United States or other countries or regions outside of Approved Markets, including companies having their entire production facilities outside of Approved Markets, when such companies meet the criteria discussed above to be considered associated with Approved Markets. Please revise this sentence to state that the Advisor may invest in such companies only when such companies meet the criteria set forth in (d) above.

Response.   The Registrant notes that the Advisor may determine that the companies described in the example are associated with Approved Markets based on criteria other than the

1 See Investment Company Act Rel. No. 24828 (January 17, 2001).

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criteria set forth in (d) above (e.g., securities included within a Portfolio’s benchmark index may include companies that have their entire production facilities outside of the Portfolio’s Approved Markets).  Accordingly, the Registrant respectfully declines to revise the disclosure.

39. Comment.  On page 17, the second paragraph under “Portfolio Transactions” describes how the Advisor treats small capitalization companies in its management process. If this describes how securities are selected as part of the principal investment strategies of a Portfolio, please incorporate the disclosure in this paragraph into the disclosure of the relevant Portfolio’s principal investment strategies. If incorporated, please also clarify the disclosure to explain how securities are selected.

Response.  The Registrant has revised such disclosure for clarification and incorporated it into each Portfolio’s principal investment strategies within the “Additional Information on Investment Objective and Policies” section of the Prospectus.

40. Comment.  On page 17, the last paragraph under “Portfolio Transactions” states that each Portfolio may invest in a temporary defensive manner in certain cases. Please disclose the types of investments each Portfolio will make when investing in a temporary defensive manner. Also, disclosure on page 15 states that the Emerging Markets Portfolio does not expect to invest more than 20% of its net assets for temporary defensive purposes under normal circumstances. Please disclose this 20% limit on the Emerging Market Portfolio’s ability to take temporary defensive positions on page 17 as well. Furthermore, if the Emerging Markets Portfolio will invest in this manner (i.e., purchase highly liquid debt instruments or hold freely convertible currencies) not only for temporary defensive purposes, please disclose this manner of investing in the Principal Investment Strategies section of the Prospectus Summary.

Response.  The Registrant believes the disclosure on page 17 under “Portfolio Transactions” is responsive to Instruction 6 of Item 9(b) of Form N-1A (i.e., which does not require a fund to list the types of investments that may be used for temporary investment purposes) and respectfully declines to revise such disclosure.  The Registrant notes that it does disclose the specific types of investments that each Portfolio may use for temporary defensive purposes in the “Cash Management Practices” section of the SAI, which is required by Item 16(d) of Form N-1A. The Registrant has, however, revised the disclosure on page 15 to remove the Emerging Markets Portfolio’s referenced limit on investments for temporary defensive purposes.  Lastly, the Registrant respectfully declines to include disclosure regarding purchasing highly liquid debt instruments or holding freely convertible currencies in the Prospectus Summary because such investments are not principal investment strategies of the Emerging Markets Portfolio.

41. Comment.  On page 17, in the section “Additional Information Regarding Investment Risks,” please identify which risk factors are principal risks for which Portfolios (e.g., through use of a chart).
Response. The Registrant has revised the disclosure accordingly.

42. Comment.  On page 18, the Derivatives Risk factor references instruments “such as futures and options.” Please specifically describe the risks applicable to futures and options as

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August 21, 2020

futures and options are identified as principal investments for each Portfolio.

Response. The Registrant has revised the disclosure accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Investment Limitations (pages 3 – 5)

43. Comment.  Investment limitation no. 7 states that the Portfolios will not concentrate in securities of issuers in a particular industry, other than securities issued or guaranteed by the U.S. Government or any of its agencies or securities of other investment companies. Please disclose that each Portfolio will consider the investments of other investment companies in which it invests when determining compliance with its own concentration policy.

Response.  The Registrant has revised the disclosure accordingly.

Trustees and Officers — Trustees (pages 11 – 14)

44. Comment.  Please disclose why the Board believes its leadership structure is appropriate given the specific characteristics or circumstances of the Trust. See Item 17(b)(1) of Form N-1A.

Response.  The Registrant has revised the disclosure accordingly.

45. Comment.  For each director, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the Trust in light of the Trust’s business and structure. See Item 17(b)(10) of Form N-1A.

Response. The Registrant has revised the disclosure accordingly.

Services to the Trust — Distributor (page 23)

46. Comment.  The last sentence of this section states that the Distributor may be entitled to payments under the Rule 12b-1 plan. Please add disclosure required by Item 19(g) of Form N-1A regarding the Rule 12b-1 Plan, including a list of the principal types of activities for which payments will be made (Item 19(g)(1)), the relationship between amounts paid to the Distributor and the expenses it incurs (Item 19(g)(2)), and the anticipated benefits to the Funds that may result from the plan (Item 19(g)(6)).

Response.  The Registrant has revised the disclosure accordingly.

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PART C

ITEM 28. EXHIBITS

47. Comment.  Please either remove Section 4 of Article VII of the Agreement and Declaration of Trust or revise it to state that it does not apply to claims made or arising under the federal securities laws. We may have more comments after reviewing your response. If the provision is retained with an exception made for federal securities laws claims, please clearly disclose this provision in the Prospectus. Please also include risk disclosure in the prospectus related to the limitation on the ability of shareholders to bring derivative actions.

Response. The Registrant notes that, unlike other Delaware business entities, pursuant to Section 3816(e) of the Delaware Statutory Trust Act (“DSTA”), Delaware statutory trusts are permitted to include provisions in their governing documents that subject a beneficial owner’s right to bring a derivative action to additional standards and restrictions beyond those included in Section 3816 of the DSTA generally. In addition, Section 3816(e) of the DSTA specifically notes that such standards or restrictions can include a “requirement that beneficial owners owning a specified beneficial interest in the statutory trust join in the bringing of the derivative action.”2 Lastly, the Registrant further notes that Section 3 of Article X of the Agreement and Declaration of Trust states that “[i]f any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.”    Accordingly, the Registrant respectfully declines to revise or remove Section 4 of Article VII of the Agreement and Declaration of Trust; however, the Registrant has incorporated disclosure into the SAI to highlight the provision to shareholders.

48. Comment.  Please either remove Section 5 of Article VII of the Agreement and Declaration of Trust or revise the first sentence of Section 5 (exclusive forum and jury waiver provision) to clarify that it does not apply to claims made or arising under the federal securities laws. If the exclusive forum and jury waiver provision are retained with an exception for federal securities laws claims, please clearly disclose these provisions in the Prospectus. Please also provide risk disclosure in the prospectus related to the exclusive forum and jury waiver provisions (e.g., questionability re enforceability of these provisions, increased costs to bring a claim and that these provisions can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum they find favorable).

Response. The Registrant respectfully declines to revise or remove Section 5 of Article VII of the Agreement and Declaration of Trust.  The Registrant notes that the Delaware Supreme Court recently held that forum-selection provisions requiring that claims under the Securities Act of 1933 be brought in federal court are valid under Delaware law and are consistent with federal and

2 Section 3816(e) of the DSTA. The Registrant further notes that such provisions have been held upheld by the Delaware Chancery Court. See Hartsel vs. The Vanguard Group, C.A. No. 5394-VCP (Del. Ct. Ch., June 15, 2011), at n. 139 and supporting text.

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Delaware public policy.3  Further, the Registrant notes that Section 5 of Article VII also provides that matters relating to the organization or internal affairs of the Trust or as otherwise required by law shall be brought exclusively in the Court of Chancery of the State of Delaware to the extent there is subject matter jurisdiction in such court for the claims asserted or, if not, in the Superior Court of Delaware.  The Registrant is not aware of any federal or Delaware statutes or cases that would make such provision unenforceable; however, Section 3 of Article X of the Agreement and Declaration of Trust also states that “[i]f any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.”  Accordingly, the Registrant respectfully declines to revise or remove Section 5 of Article VII of the Agreement and Declaration of Trust; however, the Registrant has incorporated disclosure into the SAI to highlight the provision to shareholders.

49. Comment.  Please confirm that the legality opinion to be filed as exhibit (i) will be consistent with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011) (“Staff Bulletin”).

Response.  The Registrant confirms that the legal opinion to be filed as exhibit (i) will be consistent with the Staff Bulletin.

Signature Page

50. Comment.  Please add the signature of the Trust’s comptroller or principal accounting officer to the signature page. See Section 6(a) of the Securities Act.

Response.  The Registrant notes that Lisa M. Dallmer (i.e., the Chief Financial Officer, Treasurer and Vice President) serves as the Trust’s comptroller/principal accounting officer and signed the Registration Statement, as required by Section 6(a) of the Securities Act.

51. Comment.  As the signature of the registrant is executed pursuant to a power of attorney, please file as an exhibit certified copies of a resolution of the Board authorizing such signature. See Rule 483(b) under the Securities Act.

Response.  The Registrant confirms that a certified copy of the resolution of the Board authorizing such signature will be filed as an exhibit to a future pre-effective amendment to the Registration Statement.

GENERAL COMMENTS

52. Comment.  As it appears that the Trust will be relying on Rule 6c-11 under the 1940 Act, please ensure that all disclosure in the registration statement complies with the requirements of Rule 6c-11.

3 See Salzberg v. Sciabacucchi, No. 346, 2019 (Del. Mar. 18, 2020).

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August 21, 2020

Response.  The Registrant confirms that the Portfolios intend to rely on Rule 6c-11 and that all disclosure in the Registration Statement, as further revised as described above, will comply with the applicable requirements of the Rule.

53. Comment.  We note that many portions of your filing are incomplete or to be updated by amendment (e.g., fee tables, financial statements). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response.  The Registrant acknowledges that the Staff may have additional comments.

54. Comment.  Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response.  The Registrant supplementally confirms that it does not intend to submit any applications or no-action requests in connection with the Registration Statement.

55. Comment.  Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response.  The Registrant notes that, to the extent the Registrant did not make a change to a comment as requested, an explanation was provided in response to such comment.

* * * * * *
Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours, /s/ Ryan P. Buechner Ryan P. Buechner, Esq. Vice President and Assistant Secretary Dimensional ETF Trust